UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number 001-38440

Grindrod Shipping Holdings Ltd.

1 Temasek Avenue

#10-02 Millenia Tower

Singapore 039192

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On September 29, 2023, Grindrod Shipping Holdings Ltd. (the “Company”) issued a press release announcing the effective date of a proposed capital reduction and notice of the record date and the cash distribution date in relation to such capital reduction. A copy of the press release is filed as Exhibit 99.1 to this Report on Form 6-K.

Exhibits

99.1	Press Release of Grindrod Shipping Holdings Ltd. dated September 29, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRINDROD SHIPPING HOLDINGS LTD.

Dated: September 29, 2023	/s/ Edward Buttery
Name: Edward Buttery
Title: Chief Executive Officer